

November 14, 2011

Mr. Uri Ben-Or
Chief Financial Officer
Topspin Medical, Inc.
25 Lechi
Bnei-Brak, ISRAEL

> **Re:** **Topspin Medical, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 333-144472**

Dear Mr. Uri Ben-Or:

We issued comments to you on the above captioned filing on September 29, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 29, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 29, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Gary Newberry, Staff Accountant, at 202-551-3761 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have any questions.

> Sincerely,
>
> /s/ Amanda Ravitz
>
> Amanda Ravitz
> Assistant Director

cc: Mr. Hanan Waksman, Chief Executive Officer